No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF March 2007

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On March 1, 2007, Honda Motor Co., Ltd. announced that it has determined the offer price and other terms in connection with the secondary domestic sale of shares, which was resolved at a meeting of its Board of Directors held on February 20, 2007.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Fumihiko Ike
Fumihiko Ike
Chief Operating Officer for
Business Management Operation
Honda Motor Co., Ltd.

Date: March 1, 2007

[Translation]

March 1, 2007

Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo

Takeo Fukui
President and Representative Director

Notice Regarding Determination of Offer Price and

Other Terms of Secondary Domestic Sale of Shares

Honda Motor Co., Ltd. (the “Company”) announced that it has determined the offer price and other terms in connection with the secondary domestic sale of shares, which was resolved at a meeting of its Board of Directors held on February 20, 2007.

1. Offer price	4,243 yen per share

2. Aggregate amount of the offer price	159,360,291,200 yen

3. Purchase price	4,156.40 yen per share

4. Aggregate amount of purchase price	156,107,733,760 yen

5. Offer period	From March 2, 2007 to March 6, 2007

6. Delivery date	March 12, 2007

(Note) The underwriters shall underwrite all the shares to be offered at the purchase price and offer them at the offer price in the secondary sale to the public in Japan.

Reference: Determination of offer price

Offer price determination date	March 1, 2007

Closing price on Tokyo Stock Exchange, Inc.	4,330 yen

Applied discount rate	2.01%

—End of Notice—

The shares are not being offered to the public outside Japan.

The purpose of this press release is to make a general public announcement concerning the secondary sale of issued shares of common stock of the Company to the public in Japan. The press release has not been prepared for the purpose of, and does not constitute, an offer of, or solicitation of an offer to buy or subscribe for, shares of common stock of the Company. In addition, this press release does not constitute an offer and does not constitute an issuance prospectus according to Article 652a or Article 1156 of the Swiss Code of Obligations or a listing prospectus according to Article 32 of the Listing Rules of the SWX Swiss Exchange.

The shares are being offered only in accordance with Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The shares will not be or have not been registered under the Securities Act, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements thereunder.